Exhibit 99.1

FERRARI N.V.: COMPLETION OF THE FIFTH TRANCHE OF THE DISCLOSED MULTI-YEAR SHARE REPURCHASE PROGRAM AND ANNOUNCEMENT OF THE SIXTH TRANCHE

Maranello (Italy), March 3, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the New York Stock Exchange (NYSE) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*
22/02/2022	NYSE	20,230	217.4715	4,399,448.45	3,878,900.06
02/03/2022	NYSE	2,661	210.4052	559,888.24	504,131.31
Total	—	22,891	216.6501	4,959,336.68	4,383,031.37

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till March 2, 2022, the total invested consideration has been:
•Euro 119,999,914.85 for No. 570,960 common shares purchased on the EXM
•USD 34,098,790.46 (Euro 29,998,949.45*) for No. 149,950 common shares purchased on the NYSE.

With the purchases described above the Company has completed the Fifth Tranche of the program announced on October 4, 2021.

Since January 1, 2019 until March 2, 2022, the Company has purchased a total of 5,308,487 own common shares on EXM and NYSE for a total consideration of Euro 803,420,566.54.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of March 2, 2022, the Company held in treasury No. 10,493,813 common shares equal to 4.08% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

The Company intends to continue its already disclosed multi-year share repurchase program with a sixth tranche of up to Euro 120 million to start on March 4, 2022 (“Sixth Tranche”) and to end no later than June 14, 2022 of which up to Euro 100 million to be executed on the EXM market under a non-discretionary share repurchase agreement with a primary financial institution and up to Euro 20 million to be executed on the NYSE under an additional mandate with a primary financial institution.

The Sixth Tranche will be conducted in the framework of the resolution adopted by the Annual General Meeting of Shareholders held on April 15, 2021. The repurchases will be made in accordance with applicable laws and regulations.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
2